Exhibit 99.17

News release…

Date: 16 March 2006
Ref: PR464g

Hope Downs mine development application submitted

Following approval by the respective Boards of the Hope Downs Joint Venture, the Joint Venture has lodged a development application for its iron ore project with the Western Australian government.

Subject to government approval, the Hope Downs project will be developed by Rio Tinto under a 50:50 unincorporated joint venture with Hancock Prospecting Pty Ltd. Rio Tinto reached agreement in July 2005 to purchase a 50 per cent interest in the project.

Rio Tinto will manage the development and ongoing operation of the assets subject to a Management Committee comprising 50 per cent Rio Tinto Iron Ore and 50 per cent Hancock Prospecting representatives. The project will use Pilbara Iron’s managed port, rail and power infrastructure.

Rio Tinto Iron Ore chief executive Sam Walsh said that Rio Tinto was ready to begin the development of the Hope Downs project as soon as WA government approvals are in place.

“The Hope Downs project will be one of the most significant mine developments in Rio Tinto Iron Ore’s 40 year history. We will fast track its development and bring the deposit to market in the shortest time possible to meet current strong market demand,” Mr Walsh said.

“We have been working closely with the Hancock Prospecting board to put all aspects of the project in place, including integrating the railway line into our existing Pilbara Iron rail network. We have also used proven mining methodology from our West Angelas mine as the engineering model for Hope Downs.

“We will continue to draw on the combined strengths of the joint venture to bring this project to fruition.”

The Hope Downs 1, 2 and 3 iron ore deposits comprise Marra Mamba and Brockman type iron ores and are similar in quality to West Angelas ore.

Cont…/

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